Exhibit 4.21

EXECUTIVE VICE CHAIRMAN

SUPPLEMENTAL BONUS SCHEME

(the “Agreement”)

Effective as of May 7, 2024 (the “Effective Date”),

BETWEEN:

(1)	Servicios de Juego Online, S.A., a company registered in Spain, with tax registration number A-88102009 and registered address at Avenida de Bruselas 26, 28108, Alcobendas, Madrid (Spain) (“SEJO”);

(2)	Codere Israel Marketing Support Services Ltd., a company registered in Israel, with tax registration number 515870418 and registered address at Minadav street no 3, 3rd Floor, Tel Aviv, Area Code 6706703 (“CIMSS”) (SEJO and CIMSS, together, “Codere Online”);

(3)	Codere Newco, S.A.U., a company registered in Spain, with tax identification number A- 87172003 and registered address at Avenida de Bruselas 26, 28108, Alcobendas, Madrid (Spain) (“Codere Group”),

and

(3)	Mr. Moshe Edree (“Mr. Edree”)

(hereinafter Codere Online, Codere Group and Mr. Edree shall be referred to as the “Parties” and each, individually, a “Party”).

RECITALS:

I.	On May 7, 2024, the board of directors of Codere Online Luxembourg S.A. (“Codere Online Holdco”) approved (i) the key terms and conditions of a supplemental bonus scheme (the “Supplemental Bonus Scheme”) for the benefit of Mr. Edree, and (ii) to terminate any payment obligations with respect to the Success Fee under the Legacy LTIP Agreement (as defined below).

II.	Prior to January 1, 2022, Mr. Edree provided services to Codere Group as an independent contractor pursuant to a services agreement entered into by Mr. Edree, Novelly Investments Limited (“Novelly”), and Codere Online Management Services Ltd. (liquidated), a Codere Online Maltese subsidiary, with an effective date as of October 9, 2018 (the “Legacy LTIP Agreement”). Under the Legacy LTIP Agreement, a success fee was payable to Mr. Edree. On December 31, 2021, the parties to the Legacy LTIP Agreement and Codere Group agreed to terminate the agreement and that Codere Group would become the sole obligor and assume any payment obligations with respect to the Success Fee vested up until December 31, 2021 (the “Success Fee”) (Amendment 2 to the Legacy LTIP Agreement attached as Annex 1). No Success Fee is payable to Mr. Edree under the Legacy LTIP Agreement for amounts vested after December 31, 2021.

III.	Mr. Edree has been an employee of SEJO as of January 1, 2022 under a Spanish senior executive employment agreement (the “Mr. Edree Employment Agreement”).

IV.	Effective as of June 1, 2024, Mr. Edree was also appointed as a remunerated director of CIMSS and he entered into a services agreement with CIMSS (the “Israeli Services Agreement”).

V.	The Parties have agreed to establish the terms and conditions of (i) the Supplemental Bonus Scheme and (ii) the termination of any payment obligations with respect to the Success Fee under the Legacy LTIP Agreement.

NOW THEREFORE, in consideration of the foregoing, the Parties hereby agree to enter into this Agreement as follows:

1.	Supplemental Bonus Scheme

1.1.	The Supplemental Bonus Scheme is a 3-year incentive plan, comprising calendar years 2024, 2025 and 2026.

1.2.	The total compensation under the Supplemental Bonus Scheme will be subject to a cap of USD 2,500,000 based on Adjusted EBITDA performance versus Budget and distributed as follows:

●	Up to USD 500,000 with respect to calendar year 2024;

●	Up to USD 750,000 with respect to calendar year 2025; and

●	Up to USD 1,250,000 with respect to calendar year 2026.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“Adjusted EBITDA” means EBITDA excluding extraordinary and other non-recurring items (including, potentially, marketing over/under investment) in each case at the discretion of and approval of the board of directors of Codere Online Holdco.

“Budget” means the budgeted Adjusted EBITDA for the relevant calendar year as approved by the board of directors of Codere Online Holdco, unless subsequently modified by the board of directors of Codere Online Holdco, in which case the Budget would need to be agreed between the Parties.

1.3.	The payout amount under the Supplemental Bonus Scheme will be determined annually (as soon as possible after the prior year-end) without regard to performance in prior annual period(s) (i.e. non-cumulative calculation) as follows:

●	If the Budget is achieved in the applicable calendar year period, then 50% of the annual capped amount established for that year under Clause 1.2 will be due;

●	The remaining 50% of the annual capped amount established for that year under Clause 1.2 will be paid out on a linear basis as follows: for every EUR 1 of Adjusted EBITDA performance above Budget in the relevant calendar year, an additional USD 0.50 (i.e. 50 cents) will be due (up to the annual capped amount established in Clause 1.2).

The following are examples (for illustrative purposes only) of the calculation of the annual payout amount:

○	If the Adjusted EBITDA in 2025 was equal to Budget, then 50% of the USD 750,000 would be due to Mr. Edree (i.e. USD 375,000);

○	If the Adjusted EBITDA in 2025 was EUR 500,000 above Budget, then an additional USD 250,000 would be due to Mr. Edree (in addition to the USD 375,000 for achieving the Budget), making a total of USD 625,000 due to Mr. Edree under the Supplemental Bonus Scheme for calendar year 2025.

1.4.	Codere Group is liable to pay up to the first 50% of any amounts due under the Supplemental Bonus for each calendar year (the “Codere Group Amount”) and Codere Online is liable to pay up to the second 50% of any amounts due under the Supplemental Bonus for each calendar year (the “Codere Online Amount”) (the “Codere Group Amount” and the “Codere Online Amount”, together, the “Total Annual Amount Due”)

1.5.	The Parties agree that Codere Online will pay the Total Annual Amount Due to Mr. Edree, in cash, no later than the April 30th following the annual period being measured.

1.6.	SEJO will pay for 50% of the Total Annual Amount Due and CIMSS will pay for the other 50%, pursuant to the Mr. Edree Employment Agreement and the Israeli Services Agreement, respectively.

1.7.	No later than 10 business days after Codere Online pays the Total Annual Amount Due to Mr. Edree, Codere Group shall reimburse Codere Online for the Codere Group Amount due for the relevant calendar year.

1.8.	SEJO and CIMSS shall be jointly and severally liable (responsabilidad solidaria) for the payment, where applicable, of any Codere Online Amount due in the relevant calendar year under this Agreement.

2.	Indemnification

2.1.	If, for whatever reason, Codere Group breaches its obligation to reimburse Codere Online for the Codere Group Amount pursuant to Clause 1.7 of this Agreement, Codere Group shall pay Codere Online the following amounts:

(i)	The Codere Group Amount corresponding to the relevant calendar year;

(ii)	An annual interest over the Codere Group Amount corresponding to the relevant calendar year equal to the default interest applicable in Spain from time to time plus 2%;

(iii)	Any direct damages resulting from the breach, by Codere Group, of its obligations under Clause 1.7 of this Agreement, subject to Codere Online submitting all relevant documentation evidencing such damages; and

(iv)	Any reasonable legal costs and expenses (as evidenced by the relevant invoices) incurred by Codere Online in legal proceedings directly resulting from the breach of Clause 1.7 by Codere Group.

2.2.	The rights and obligations of Codere Group and Codere Online under this Clause 2 shall survive the termination of this Agreement.

3.	Termination of the Legacy LTIP Agreement

3.1.	As of the Effective Date:

●	the Parties and Novelly agree to terminate any payment obligations of Codere Group under the Legacy LTIP Agreement with respect to the Success Fee.

●	Codere Group will not be liable for the payment of the Success Fee to Mr. Edree and Novelly under the Legacy LTIP Agreement.

●	Mr. Edree and Novelly agree to release Codere Group, Codere Online, Codere Online Holdco and any of its subsidiaries from time to time from (i) any obligations, payment or otherwise; and (ii) any liability that may arise under the Legacy LTIP Agreement.

4.	Term and Termination

4.1.	This Agreement will be effective on the Effective Date and will terminate on the later of (i) the date on which all amounts due to Mr. Edree by Codere Group and/or Codere Online under this Agreement are paid to Mr. Edree; (ii) the date on which any amounts due under Clause 2 (Indemnification) of this Agreement are paid to Codere Online, and (iii) the date on which any claim brought by Mr. Edree against Codere Online for payment of any amounts due under this Agreement is finally determined by a final non-appealable judgment entered into by a court of competent jurisdiction, or settled between Mr. Edree and the relevant party(ies) pursuant to a settlement agreement.

5.	Miscellaneous

5.1.	This Agreement shall be understood as incorporated into the Mr. Edree Employment Agreement, and any payments made by SEJO pursuant to the Supplemental Bonus Scheme will be considered part of Mr. Edree’s annual variable remuneration under the Mr. Edree Employment Agreement.

5.2.	Any payments made by CIMSS pursuant to the Supplemental Bonus Scheme will be considered “Supplemental Bonus” (as defined in Section 6 of the Israeli Services Agreement) and will be part of Mr. Edree’s consideration under the Israeli Services Agreement.

5.3.	This Agreement may be executed in any number of counterparts but shall not be effective until each Party has executed at least one counterpart. Each counterpart when executed shall be an original, but all the counterparts together shall constitute one document.

5.4.	Notices under this Agreement must be sent and delivered personally or sent by overnight or certified mail, postage prepaid, or sent electronically (fax or e-mail) with the means to confirm or verify receipt, to the address of the recipient designated herein, to the attention of the undersigned, or such other address or addressee as the recipient has given the sender in writing.

If by email to Codere Online: / CC:

If by email to Codere Group: / CC:

If by email to Mr. Edree

5.5.	Each Party will, at the request and expense of any other Party, execute any document and do anything reasonably necessary to implement this Agreement, and use all reasonable endeavours to procure that a third party executes any deed or document and does anything reasonably necessary to implement this Agreement.

5.6.	Save as otherwise stated in this Agreement, each Party shall bear its own costs in relation to the negotiation, preparation, execution and carrying into effect of this Agreement.

6.	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the internal laws of the Kingdom of Spain (Derecho común español). The Courts of the City of Madrid shall have exclusive jurisdiction to settle any disputes arising out of or in connection with this Agreement, its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) and including all matters of constructions, interpretation, validity and performance.

In witness whereof, the Parties have executed this Agreement effective as of the Effective Date.

SERVICIOS DE JUEGO ONLINE S.A.U.	CODERE ISRAEL MARKETING SUPPORT SERVICES LTD

/s/ Aviv Sher /s/ Oscar Iglesias Sánchez	/s/ Aviv Sher /s/ Oscar Iglesias Sánchez
Aviv Sher / Oscar Iglesias Sánchez	Aviv Sher / Oscar Iglesias Sánchez

CODERE NEWCO, S.A.U.

/s/ Gonzaga Higuero /s/ Antonio Zafra Jimenez
Gonzaga Higuero / Antonio Zafra

/s/ Moshe Edree
Moshe Edree

Solely with respect to Clause 3 of this Agreement:

NOVELLY INVESTMENTS LIMITED

/s/ Maria Koutsou